Exhibit 99.2

January 12, 2024

PENN Entertainment, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, Pennsylvania 19610

Attention:	Chris Rogers, Executive Vice President, Chief Strategy Officer and Secretary

Dear Mr. Rogers:

We write to you in our capacity as a shareholder of PENN Entertainment, Inc. (“PENN” or the “Company”). The unequal allocation of members across each class of PENN’s Board of Directors (the “Board”) is a violation of the Pennsylvania Business Corporation Law of 1988 (the “BCL”) and PENN’s Second Amended and Restated Articles of Incorporation (the “Articles”). The current structure of the Board is legally improper and disenfranchises shareholders by artificially constricting the number of directors who may stand for re-election at the Company’s 2024 annual meeting.

The BCL sets forth specific requirements for Pennsylvania business corporations that have classified boards, including the requirement that, “if the directors are classified in respect of the time for which they shall severally hold office . . .[e]ach class shall be as nearly equal in number as possible.” 15 Pa.S.C. § 1724(b)(1). The Articles contain the same requirement by stating that “[directors] shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible.” Article 6(a).

Based on the Company’s public disclosures, as of its 2020 annual meeting, the Board had seven directors, with two in Class I, three in Class II, and two in Class III. In November 2020, the Board expanded to eight directors by increasing Class III to three directors. Just two days prior to its June 2021 annual meeting, the Board expanded to nine directors by increasing Class III to four directors. Since that time, PENN’s allocation of members across each class of the Board (two in Class I, three in Class II and four in Class III) fails to comply with the requirements of the BCL and the Articles that the class sizes be “as nearly equal in number as possible”.

We expect the Company to remedy this violation promptly, and we reserve all rights to take action to ensure PENN complies with the BCL and the Articles.

Sincerely,

/s/ Mandy Lam
Mandy Lam
General Counsel